SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release	June 19, 2007 at 12.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso invests in its mills in Sweden and Finland

Stora Enso is investing to improve board quality and CTMP production at Fors Mill in Sweden

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will upgrade and modernise the two board machines (BM 2 and BM 3) and chemi-thermomechanical pulping (CTMP) plant 2 at its Fors Mill in Sweden to improve quality and pulp production. This project, costing a total of EUR 29 million, is scheduled to start in 2007 and be completed in January 2008 for BM 3 and the CTMP investment, and in January 2009 for BM 2.

This investment will improve the quality of the board manufactured at the mill in order to meet customers’ changing quality needs. It will moderately increase the mill’s production capacity.

Stora Enso is investing in packaging-derived fuel combustion at its Anjalankoski Mill in Finland

Stora Enso is investing EUR 16.8 million to reduce energy costs by increasing packaging-derived fuel (PDF) and biofuel combustion capacity at its Anjalankoski Mill. The project, which is scheduled for completion in autumn 2008, will reduce dependence on fossil fuels and increase the utilisation of recovered materials and biofuels. PDF combustion capacity will be increased from 50 000 to 135 000 tonnes per year.

The main investments will be in additional equipment for the existing power plant. Packaging for use as fuel at Anjalankoski Mill includes paperboard, wood and plastic packaging collected separately from small-scale businesses and wholesalers. Anjalankoski Mill has been utilising PDF since 1996.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Hakan Moldén, Managing Director, Stora Enso Packaging Boards, Fors Mill, tel. +46 1046 350 64

Mikko Jokio, SVP, Stora Enso Publication Paper, tel. +358 2046 26450

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(2)

Previous press releases concerning Stora Enso’s Fors Mill are available at www.storaenso.com/press

-	26 October 2006: Stora Enso invests in its operations in Austria and Finland

-	16 December 2005: Quality upgrade at Stora Enso’s Fors Mill in Sweden

www.storaenso.com

www.storaenso.com/investors

STORA ENSO OYJ

p.p. Jussi Siitonen	Anne Asmundi

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel